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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Finish Line, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
317923100
(CUSIP Number)
March 7, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	317923100	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS Genesco Inc. (Tax ID: 62-0211340)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

	5	SOLE VOTING POWER

NUMBER OF		6,518,971(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,518,971(1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,518,971(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.26%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	317923100	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	The Finish Line, Inc.
Item 1(b).	Address of Issuer’s	3308 North Mitthoeffer Road
	Principal Executive Offices:	Indianapolis, Indiana 46235
Item 2(a).	Name of Person Filing:	Genesco Inc.
Item 2(b).	Address of Principal	1415 Murfreesboro Road
	Business Office or, if none, Residence:	Nashville, Tennessee 37217-2895

Item 2(c).	Organization/Citizenship:	Tennessee
Item 2(d).	Title of Class Of Securities:	Class A Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:	317923100
Item 3.	Inapplicable.

Item 4.	Ownership.

	Total Shares
	of
	Class A Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class	Power	Power	Dispose	Dispose
Genesco Inc.	6,518,971	13.26%	6,518,971	0	6,518,971	0
	(1)	(1)	(1)		(1)

(1)	On March 3, 2008, Genesco Inc. (“Genesco”), The Finish Line, Inc. (“Finish Line”), Headwind, Inc. and UBS Securities LLC and UBS Loan Finance LLC (collectively, “UBS”), entered into a Settlement Agreement (the “Settlement Agreement”) relating to the Agreement and Plan of Merger, dated as of June 17, 2007, by and among Genesco, Finish Line and Headwind, Inc. (the “Merger Agreement”). Pursuant to the Settlement Agreement, on March 7, 2008, Finish Line issued to Genesco 6,518,971 shares of Finish Line Class A common stock, which was equal to 12.0% of the total post-issuance Finish Line outstanding shares of common stock (including Finish Line Class B common stock) as of such date. As required by the Settlement Agreement, Genesco intends to use its reasonable best efforts to distribute the shares to its common shareholders as soon as reasonably practicable following the registration of such shares by Finish Line. Genesco disclaims beneficial ownership of the shares, and this Schedule 13G shall not be deemed an admission that Genesco is the beneficial owner of the shares, for purposes of Sections 16 or 13(d) of the Securities Exchange Act, as amended (including the rules promulgated pursuant thereto) or for any other purpose.

CUSIP No.	317923100	Page	4	of	5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Inapplicable

Item 8.	Identification and Classification of Members of the Group.
Inapplicable

Item 9.	Notice of Dissolution of Group.
Inapplicable

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	317923100	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2008 Date

Genesco Inc.

/s/ Roger G. Sisson (Signature)

Name: Roger G. Sisson Title: Senior Vice President, Secretary and General Counsel